US SEC

ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/025/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

06010545

SUPPL

RECEIVED
2006 JAN 30 P 4: 58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 25, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Award of Petroleum Concessions

Reference is made to the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels in which PTTEP Thailand Limited or PTTEPT, an affiliate of PTT Exploration and Production Public Company Limited or PTTEP (PTTEP International Limited holds 51% interest and PTTEP Oman Company Limited holds 49% interest), submitted its proposals with Unocal Andaman Limited for Petroleum Concessions Block G9/48, and with TOTAL E&P Thailand, and Thai Energy for Petroleum Concessions Block G12/48. The Company wishes to announce that the Cabinet has approved the above-mentioned proposals, as following details:

1. Concession Block G9/48, covering an area of 252 square kilometers adjacent to the Arthit Project in the Gulf of Thailand, off the coast of Songkhla province: PTTEPT (an operator) will hold 84% interest and Unocal Andaman Limited will hold 16% interest.

2. Concession Block G12/48, covering an area of 622 square kilometers located in the Gulf of Thailand, off the coast of Songkhla province: PTTEPT (an operator) will hold 44.4445% interest, and TOTAL E&P Thailand will hold 33.3333% interest and Thai Energy will hold 22.2222% interest.

However, the award of the petroleum concessions will be effective after the official confirmation from the Ministry of Energy.

PROCESSED
FEB 01 2006
THOMSON
FINANCIAL

Yours sincerely,

Maroot Mrigadat
President